SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTES OF THE FIVE HUNDRED FORTY FIRST FISCAL COUNCIL OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

1. DATE, TIME AND PLACE: Extraordinary meeting held on December 05, 2022, remotely via Webex Meetings.

2. CALL NOTICE: By e-mail on December 01, 2022. The documents for this meeting were available on such date, as well as approval documents, reports, among others, via the Portal Atlas Governance.

3. PRESENCE: Participated remotely of the meeting the Members ANTÔNIO EMILIO BASTOS DE AGUIAR FREIRE, CARLOS EDUARDO TEIXEIRA TAVEIROS, RAFAEL REZENDE BRIGOLINI and RICARDO TAKEMITSU SIMABUKU. The quorum was, therefore, of one hundred percent (100%). Mrs. Marcella Fuchs Salomão was designated to perform the secretarial functions. It should be noted that on November 30, 2022, the then Chairwoman of the Fiscal Council, THAÍS MÁRCIA FERNANDES MATANO LACERDA, resigned as a member of the Fiscal Council due to other professional commitments. Accordingly, on the present date, Eletrobras' Fiscal Council is composed of four permanent members. The position of Chairman remains vacant until the board decides on a successor, and the elected substitute board member has not yet taken office. It was nominated, therefore, to assume the chairmanship of this meeting the Fiscal Council member ANTÔNIO EMILIO BASTOS DE AGUIAR FREIRE.

4. AGENDA: Express opinion about the proposition of the Management for the capital increase resulting from for the merger of shares held by minority shareholders of Companhia Hidroelétrica do São Francisco (Chesf), Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil (CGT Eletrosul), Furnas - Centrais Elétricas S.A. (Furnas) and Centrais Elétricas do Norte do Brasil S.A. (Eletronorte) by Eletrobras, to be send for approval of the 185th Extraordinary General Assembly of the Company.

5. RESOLUTIONS:

The proposal to merge all the shares held by minority shareholders in the subsidiaries Companhia

Companhia Hidroelétrica do São Francisco, Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil, Furnas - Centrais Elétricas S.A. and Centrais Elétricas do Norte do Brasil S.A. has been discussed since November 18, 2022, when the members of the Fiscal Council became aware of the Company's interest in this operation. On November 28,2022, the Fiscal Council participated in the meeting of the Board of Directors (BoD No. 957) to analyze and better understand the justifications of Eletrobras for the calling of an extraordinary general meeting (EGM) to deal with the operation and other matters that did not require the opinion of the Fiscal Council. However, on that date, the Board of Directors approved the merger, but requested the withdrawal of part of the matters to be submitted to the EGM, which made the management proposal needed to be updated by the Executive Board.

In view of Eletrobras' repeated interest in continuing the merger of shares of its subsidiaries, the Company updated its proposal for the Extraordinary General Meeting, and the Fiscal Council was asked to issue an opinion due to the increase in Eletrobras' capital stock, as per the attribution provided for in article 163, III, of Law 6404/1976.

After the examination and discussion of the subject in the agenda, including with the Board of Directors’ members by means of the participating in the 958th meeting of the Board of Directors (BoD 958), and of the analyses of the documents presented by the management, the Fiscal Council members, unanimously and without reservation, expressed a favorable opinion on the proposal of the Company's Management to approve the merger of all shares held by minority shareholders in its subsidiaries Chesf, Eletronorte, CGT Eletrosul and Furnas, with a consequent increase in the capital stock of Eletrobras, as per the opinion attached to these minutes. The other matters included in Management's proposal for the above-mentioned Extraordinary General Meeting do not require, by law, a statement from the Fiscal Council, which is why they are not the subject of the opinion attached hereto.

There being no further business to discuss, the Chairwoman ended the meeting, deciding on drawing up these minutes, that after read and approved, was signed by the attendees and by me, Marcella Fuchs Salomão, Secretary.

ANTÔNIO EMILIO BASTOS DE AGUIAR FREIRE	CARLOS EDUARDO TEIXEIRA TAVEIROS
Member	Member

RAFAEL REZENDE BRIGOLINI	RICARDO TAKEMITSU SIMABUKU
Member	Member

MARCELLA FUCHS SALOMÃO
Secretary

FISCAL COUNCIL 541st Meeting	12.05.2022

OPINION ON CAPITAL INCREASE BY MERGER OF SHARES

The Eletrobras Fiscal Council (“Company”), in the exercise of the attributions granted to it by item III of article 163 of Law No. 6.404/1976, has analyzed the proposal of the Company's Management for the merger by Eletrobras of all the shares held by minority shareholders of its subsidiaries Companhia Hidroelétrica do São Francisco, Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil, Furnas – Centrais Elétricas S.A. and Centrais Elétricas do Norte do Brasil S.A. and based on the documents made available and on the clarifications provided during the joint meeting with the Company's Board of Directors (959th Board of Directors Meeting) on this date, has expresses opinion favorably to the proposed merger of shares, leading to Eletrobras' capital increase, pronouncing itself in favor of forwarding it to the 185th Extraordinary General Meeting of the Company for deliberation.

Rio de Janeiro, December 05, 2022.

ANTÔNIO EMILIO BASTOS DE AGUIAR FREIRE	CARLOS EDUARDO TEIXEIRA TAVEIROS
Member	Member	Member

RAFAEL REZENDE BRIGOLINI	RICARDO TAKEMITSU SIMABUKU
Member	Member	Member

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 05, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.